UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza, 40-44 rue Washington 75008 Paris France	300 East Lombard Street Suite 1710 Baltimore, MD 21202 United States
(Head Office)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release issued by Constellium SE on May 24, 2023 regarding the posting of its 2023 Annual General Meeting materials on its website.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on May 24, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

May 24, 2023	By:	/s/ Jack Guo
	Name:	Jack Guo
	Title:	Chief Financial Officer